SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 31 October 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


1.1 Director/PDMR Shareholding released on 2 Ocotber 2006
1.2 Transaction in Own Shares released on 3 Ocotber 2006
1.3 Transaction in Own Shares released on 4 Ocotber 2006
1.4 Transaction in Own Shares released on 5 Ocotber 2006
1.5 Transaction in Own Shares released on 6 Ocotber 2006
1.6 Transaction in Own Shares released on 9 Ocotber 2006
1.7 Director/PDMR Shareholding released on 9 Ocotber 2006
1.8 Transaction in Own Shares released on 10 Ocotber 2006
1.9 Transaction in Own Shares released on 11 Ocotber 2006
2.0 Director/PDMR Shareholding released on 11 Ocotber 2006
2.1 Transaction in Own Shares released on 12 Ocotber 2006
2.2 Transaction in Own Shares released on 13 Ocotber 2006
2.3 Transaction in Own Shares released on 16 Ocotber 2006
2.4 Transaction in Own Shares released on 17 Ocotber 2006
2.5 Transaction in Own Shares released on 18 Ocotber 2006
2.6 Transaction in Own Shares released on 19 Ocotber 2006
2.7 Transaction in Own Shares released on 20 Ocotber 2006
2.8 Transaction in Own Shares released on 23 Ocotber 2006
2.9 Transaction in Own Shares released on 24 Ocotber 2006
3.0 Transaction in Own Shares released on 25 Ocotber 2006
3.1 Transaction in Own Shares released on 26 Ocotber 2006
3.2 Transaction in Own Shares released on 27 Ocotber 2006
3.3 Transaction in Own Shares released on 30 Ocotber 2006
3.4 Transaction in Own Shares released on 31 Ocotber 2006

EXHIBIT 1.1

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 2 October 2006


BP p.l.c. was advised on 29 September 2006, by BP Employee Share Schemes (Jersey) Ltd., Trustees of the BP Employee Share Ownership Plans that the following Directors and senior executives (persons discharging managerial responsibility) received the numbers of BP Ordinary shares (ISIN number GB0007980591) or BP ADSs (ISIN no. US0556221044) shown opposite their names on 5 September 2006 @ GBP6.0207 per Ordinary share, or US$68.17 per ADS as a result of reinvestment of dividends on shares held by them in the Plans:-

Directors
Mr I C Conn 644 shares
Dr. A.B. Hayward 1,344 shares
Mr. J.A. Manzoni 1,399 shares

Persons Discharging Managerial Responsibility
Mr P.B.P. Bevan 186 shares
Ms V. Cox 1,578 shares
Mr A.G. Inglis 168 shares
Ms S. Bott 30 BP ADSs (equivalent to 180 Ordinary Shares)

This notice is given in fulfilment of the obligations under section 324(5) of the Companies Act 1985 and DR3.1.4 (1)(a)R.

EXHIBIT 1.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  3 October 2006


BP p.l.c.  announces  that on 2 October  2006,  it  purchased  for  cancellation
7,250,000 ordinary shares at prices between 582.0 pence and 586.5 pence per share.


This purchase was bought as part of the close period contract announced on the 28th September 2006.


Following the above transaction, BP p.l.c. holds 1,947,931,905 ordinary shares in Treasury, and has 19,808,503,806 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  4 October 2006


BP p.l.c.  announces  that on 3 October  2006,  it  purchased  for  cancellation
7,250,000 ordinary shares at prices between 567.0 pence and 577.0 pence per share.



This purchase was bought as part of the close period contract announced on the 28th September 2006.



Following the above transaction, BP p.l.c. holds 1,947,931,905 ordinary shares in Treasury, and has 19,801,292,066 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  5 October 2006



BP p.l.c.  announces  that on 4 October  2006,  it  purchased  for  cancellation
8,000,000 ordinary shares at prices between 558.5 pence and 573.0 pence per share.


This purchase was bought as part of the close period contract announced on the 28th September 2006.


BP p.l.c. also announces that on 4 October 2006 it transferred to participants in its employee share schemes 169,736 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.


Following the above transactions, BP p.l.c. holds 1,947,762,169 ordinary shares in Treasury, and has 19,793,500,186 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  6 October 2006

BP p.l.c. announces that on 5 October 2006, it purchased for cancellation 8,000,000 ordinary shares at prices between 573.5 pence and 579.5 pence per share.

This purchase was bought as part of the close period contract announced on the 28th September 2006.

Following the above transaction, BP p.l.c. holds 1,947,762,169 ordinary shares in Treasury, and has 19,856,030,292 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  9 October 2006


BP p.l.c. announces that on 6 October 2006, it purchased for cancellation 9,000,000 ordinary shares at prices between 571.5 pence and 577.0 pence per share.

This purchase was bought as part of the close period contract announced on the 28th September 2006.

Following the above transaction, BP p.l.c. holds 1,947,762,169 ordinary shares in Treasury, and has 19,776,573,192 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.7

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  9 October 2006



We were advised on 6 October 2006 by Computershare Plan Managers that on 26 June 2006 Mr A.B. Hayward a Director of BP p.l.c. acquired an option to purchase 3,220 BP ordinary shares (ISIN number GB0007980591) at GBP5.00 per share exercisable between 1 September 2011 and 29 February 2012 through participation in the BP Sharesave UK Plan and that Mrs Vivienne Cox, a person discharging managerial responsibility in BP p.l.c., acquired an option to purchase 1,870 BP ordinary shares at GBP5.00 per share exercisable between 1 September 2009 and 28 February 2010 through participation in the BP Sharesave UK Plan.

EXHIBIT 1.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  10 October 2006



BP p.l.c. announces that on 9 October 2006, it purchased for cancellation 5,000,000 ordinary shares at prices between 577.5 pence and 581.5 pence per share.


This purchase was bought as part of the close period contract announced on the 28th September 2006.


Following the above transaction, BP p.l.c. holds 1,947,762,169 ordinary shares in Treasury, and has 19,771,588,588 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  11 October 2006



BP p.l.c. announces that on 10 October 2006, it purchased for cancellation 8,000,000 ordinary shares at prices between 573.0 pence and 581.5 pence per share.



This purchase was bought as part of the close period contract announced on the 28th September 2006.



Following the above transaction, BP p.l.c. holds 1,947,762,169 ordinary shares in Treasury, and has 19,763,636,228 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.0

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  11 October 2006

BP p.l.c. was advised on 10 October 2006, by Computershare Plan Managers that on 10 October 2006 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP5.785 per share through participation in the BP ShareMatch UK Plan:-



Directors

Mr. I. C. Conn                       60 shares
Dr. A.B. Hayward                     60 shares
Mr. J.A. Manzoni                     60 shares



Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox                    60 shares



This notice is given in fulfilment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 2.1


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  12 October 2006


BP p.l.c. announces that on 11 October 2006, it purchased for cancellation 8,000,000 ordinary shares at prices between 575.0 pence and 580.5 pence per share.

This purchase was bought as part of the close period contract announced on the 28th September 2006.

BP p.l.c. also announces that on 11 October 2006 it transferred to participants in its employee share schemes 58,886 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,947,703,283 ordinary shares in Treasury, and has 19,755,706,813 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 October 2006

BP p.l.c. announces that on 12 October 2006, it purchased for cancellation 6,000,000 ordinary shares at prices between 572.5 pence and 580.5 pence per share.

This purchase was bought as part of the close period contract announced on the 28th September 2006.

Following the above transactions, BP p.l.c. holds 1,947,703,283 ordinary shares in Treasury, and has 19,749,732,731 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.3


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  16 October 2006



BP p.l.c. announces that on 13 October 2006, it purchased for cancellation 9,000,000 ordinary shares at prices between 583.0 pence and 594.5 pence per share.



This purchase was bought as part of the close period contract announced on the 28th September 2006.



Following the above transactions, BP p.l.c. holds 1,947,703,283 ordinary shares in Treasury, and has 19,740,776,831 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  17 October 2006


BP p.l.c. announces that on 16 October 2006, it purchased for cancellation 8,000,000 ordinary shares at prices between 595.0 pence and 602.5 pence per share.

This purchase was bought as part of the close period contract announced on the 28th September 2006.

Following the above transactions, BP p.l.c. holds 1,947,703,283 ordinary shares in Treasury, and has 19,732,793,655 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  18 October 2006



BP p.l.c. announces that on 17 October 2006, it purchased for cancellation 9,000,000 ordinary shares at prices between 603.0 pence and 611.5 pence per share.



This purchase was bought as part of the close period contract announced on the 28th September 2006.



Following the above transactions, BP p.l.c. holds 1,947,703,283 ordinary shares in Treasury, and has 19,723,806,423 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  19 October 2006


BP p.l.c. announces that on 18 October 2006, it purchased for cancellation 8,200,000 ordinary shares at prices between 597.0 pence and 605.5 pence per share.


This purchase was bought as part of the close period contract announced on the 28th September 2006.

BP p.l.c. also announces that on 18 October 2006 it transferred to participants in its employee share schemes 155,721 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,947,547,562 ordinary shares in Treasury, and has 19,715,864,536 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  20 October 2006

BP p.l.c. announces that on 19 October 2006, it purchased for cancellation 8,600,000 ordinary shares at prices between 594.0 pence and 603.5 pence per share and between 1117.67 cents and 1134.00 cents per share.

This purchase was bought as part of the close period contract announced on the 28th September 2006.

Following the above transactions, BP p.l.c. holds 1,947,547,562 ordinary shares in Treasury, and has 19,707,667,066 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.8


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 October 2006

BP p.l.c. announces that on 20 October 2006, it purchased for cancellation 8,500,000 ordinary shares at prices between 602.0 pence and 609.0 pence per share.

This purchase was bought as part of the close period contract announced on the 28th September 2006.

Following the above transactions, BP p.l.c. holds 1,947,547,562 ordinary shares in Treasury, and has 19,699,247,026 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  24 October 2006

BP p.l.c. announces that on 23 October 2006, it purchased for cancellation 7,700,000 ordinary shares at prices between 594.5 pence and 601.5 pence per share and between 1109.83 cents and 1129.83 cents per share.

This purchase was bought as part of the close period contract announced on the 28th September 2006.

Following the above transactions, BP p.l.c. holds 1,947,547,562 ordinary 3 in Treasury, and has 19,691,609,616 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 3.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  25 October 2006

BP p.l.c. announces that on 24 October 2006, it purchased for cancellation 9,894,000 ordinary shares at prices between 600.5 pence and 610.0 pence per share and between 1130.50 cents and 1142.50 cents per share.

This purchase was bought as part of the close period contract announced on the 28th September 2006.

Following the above transactions, BP p.l.c. holds 1,947,547,562 ordinary shares in Treasury, and has 19,681,871,498 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.1


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 October 2006

BP p.l.c. announces that on 25 October 2006, it purchased for cancellation 6,795,000 ordinary shares at prices between 606.0 pence and 612.0 pence per share.

BP p.l.c. also announces that on 25 October 2006 it transferred to participants in its employee share schemes 144,065 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares. Following the above transactions, BP p.l.c. holds 1,947,403,497 ordinary shares in Treasury, and has 19,675,152,873 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 October 2006

BP p.l.c. announces that on 26 October 2006, it purchased for cancellation 6,880,000 ordinary shares at prices between 605.5 pence and 618.5 pence per share.

Following the above transactions, BP p.l.c. holds 1,947,403,497 ordinary shares in Treasury, and has 19,668,316,571 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  30 October 2006



BP p.l.c. announces that on 27 October 2006, it purchased for cancellation 6,096,000 ordinary shares at prices between 600.0 pence and 603.0 pence per share and between 1132.50 cents and 1144.67 cents per share.



Following the above transactions, BP p.l.c. holds 1,947,403,497 ordinary shares in Treasury, and has 19,662,390,264 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  31 October 2006



BP p.l.c. announces that on 30 October 2006, it purchased for cancellation 7,470,000 ordinary shares at prices between 592.5 pence and 598.0 pence per share and between 1118.67 cents and 1129.17 cents per share.



Following the above transactions, BP p.l.c. holds 1,947,403,497 ordinary shares in Treasury, and has 19,654,980,333 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel :020 7496 4632

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  6 November 2006                       /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary